UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                       (Amendment No. 11)*

                   RICHARDSON ELECTRONICS, LTD.
                         (Name of Issuer)

             Common Stock, par value $. 05 per share
                  (Title of Class of Securities)

                            763165107
                          (CUSIP Number)

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 3 pages
CUSIP No. 763165107

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Edward J. Richardson
     Social Security No. ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     NA

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
     U. S. A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5    SOLE VOTING POWER

     3,933,414

6    SHARED VOTING POWER

     37,859

7    SOLE DISPOSITIVE POWER

     3,933,414

8    SHARED DISPOSITIVE POWER

     13,882

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,971,273

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     31.12%

12   TYPE OF REPORTING PERSON *

     IN

Page 2 of 3 pages

This Amendment Number 11 amends Schedule 13G dated February 13,
1989, filed by the undersigned in connection with his beneficial ownership of Common Stock, $.05 par value, of Richardson
Electronics, Ltd. (the "Company") as follows:

Item 4.   Ownership
Item 4 is hereby amended by deleting the same in its entirety and substituting the following in lieu thereof:

"(a) Amount Beneficially Owned
3,971,273 shares beneficially owned, includes 613,603 shares owned by Mr. Richardson in his own name, 3,192,421 shares which would be issued on conversion of an equal number of Issuer's Class
B Common Stock, $.05 par value, beneficially owned by Mr.
Richardson, 42,615 shares which would be issued upon conversion of $901,000 of Issuer's 7 - 1/4% Convertible Debentures, 84,775 shares which would be issued upon conversion of $1,526,000 of Issuer's 8 1/4% Convertible Debentures, owned by Mr. Richardson in his own name, and 23,977 shares of Common Stock held in the Issuer's Employees Stock Ownership Trust for the account of Mr. Richardson and with respect to which he has voting power and 9,271 shares which would be issued upon conversion of $196,000 of Issuer's 7 - 1/4% Convertible Subordinated Debentures and 4,611 shares which would be issued upon conversion of $83,000 of Issuer's 8 1/4% Convertible Subordinated Debentures owned by a Trust of which Mr.Richardson is a co-trustee and as such shares voting and dispositive power. Does not include 7,035 shares of Common Stock owned by William G. Seils as custodian for Alexander Richardson under the Illinois Uniform Gift to Minors Act, son of Mr. Richarson, and 5,035 shares of Common Stock owned by William G. Seils as custodian for Nicholas Richardson under the Illinois Uniform Gift to Minors Act, son of Mr. Richardson; and 500 shares held by Alexander Richardson and 500 shares held by Nicholas Richardson, his sons, in their own name, and 2,176 shares owned by Gudrun M. Richardson, Mr. Richardson's wife, over which shares he has neither the power to vote or to direct the disposition thereof.

(b)  Percent of Class    31.12%

(c)  Number of shares as to which such person has:

(i)  sole power to vote or to direct the vote     3,933,414
(ii) shared power to vote or to direct the vote      37,859
(iii)sole power to dispose or to direct the
     disposition of                               3,933,414
(iv) shared power to dispose or to direct the
     disposition of                                  13,882

                              SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                        February 9, 2000
               Signature
               Name           Edward J. Richardson
Page 3 of 3 Pages